YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272

04th Floor, Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana

India

December 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Nguyen and Irene Weisner

RE:	Yatra Online, Inc. Registration Statement on Form F-4 Filed January 17, 2020 File No. 333-235964

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Yatra Online, Inc., a Cayman Islands exempted company limited by shares (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form F-4 filed with the Commission on January 17, 2020, File No. 333-235964, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission. No securities were sold or will be sold under the Registration Statement. The Registrant submits this request for withdrawal because the Registrant has terminated the agreement pursuant to which the filing of the Registration Statement was required. Furthermore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be available for offset against future filing fees due for a subsequent registration statement or registration statements filed by the Registrant, in accordance with Rule 457(p) of the Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact our legal counsel, Jocelyn M. Arel of Goodwin Procter LLP, at (617) 570-1067.

[Signature page follows]

Sincerely,

YATRA ONLINE, Inc.

By:	/s/ Dhruv Shringi
Name: Dhruv Shringi
Title: Chief Executive Officer